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FORM 4                                                     OMB APPROVAL
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[ ] Check this box if no                            OMB Number:   3235-0287
    longer subject to                               Expires: September 30, 1999
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
O'Donnell       Francis      E., Jr.              Star Scientific, Inc.         STSI            to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
   709 The Hamptons Lane                          Person (voluntary)          3/99              ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
  Town & Country, Missouri       63017                                       Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security     2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                 action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                             Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                         (Instr. 8)                                End of Month        Direct         Benefi-
                            (Month/                                                (Instr. 3 and 4)    (D) or         cial
                             Day/   ---------------------------------------                            Indirect       Owner-
                             Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                            (D)                                        (Instr. 4)     (Instr.
                                                                                                                      4)

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Common Stock               3/31/99  C           34,012,059   A         (1)            34,012,059       1(2)   Regent Court
                                                                                                              Technologies, a
                                                                                                              Missouri partnership
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Common Stock               3/31/99  C            2,268,360   A         (1)             2,268,360         (3)  J.R. Williams 1994
                                                                                                              Irrevocable Trust
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Common Stock               3/31/99  C            2,268,362   A         (1)             2,268,362         (4)  F.E. O'Donnell, Jr.
                                                                                                              Descendants Trust
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                                                                                                                         Page 1 of 2
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Series B Convertible        3280 to 1   3/31/99       C            10,369.532  12/17/98           Common  34,012,059
Preferred Stock                                                                                   Stock
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Series B Convertible        3280 to 1   3/31/99       C               691.574  12/17/98           Common   2,268,360
Preferred Stock                                                                                   Stock
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Series B Convertible        3280 to 1   3/31/99       C               691.574  12/17/98           Common   2,268,362
Preferred Stock                                                                                   Stock
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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     -0-                      1(2)                    Regent Court Technologies,
                                                      a Missouri partnership
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     -0-                       (3)                    J.R. Williams 1994
                                                      Irrevocable Trust
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     -0-                       (4)                    F.E. O'Donnell, Jr.
                                                      Descendants Trust
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Explanation of Responses:
(1) The reported securities were acquired on conversion of the Series B Convertible Preferred Stock at a rate of 3,280 shares of Common Stock for each share of Series B Convertible Preferred Stock.
(2) Dr. O'Donnell is a partner in the Partnership and is the indirect beneficial owner of only 9/17 of the securities held by the Partnership.
(3) Dr. O'Donnell is the sole trustee of the trust holding these shares. Dr. O'Donnell disclaims bene-
    ficial ownership of these securities, and this report shall not be deemed an admission that Dr.
    O'Donnell is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(4) Shares held by trust f/b/o Dr. O'Donnell's descendants. Dr. O'Donnell disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Dr. O'Donnell is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


                                                                                              /s/ FRANCIS E. O'DONNEL, JR.   4-7-99
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    ------------------------------- ------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.                                              Page 2 of 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
